Exhibit 99.1
CRIC Reports Second Quarter and First Half 2011 Results
SHANGHAI, China, August 17, 2011 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2011.
Second Quarter 2011 Highlights
•
Total revenues for the second quarter of 2011 increased 53% year-over-year to $57.2 million, from $37.4 million for the same quarter of 2010, and exceeded the high end of the Company’s guidance range of $52 million to $54 million. Online revenues grew 116% year-over-year to $31.0 million, while offline revenues grew 14% year-over-year to $26.2 million.

•	Non-GAAP[1] income from operations for the second quarter of 2011 was $15.3 million, an increase of 34% compared to $11.4 million for the same quarter of 2010.

•	Non-GAAP net income attributable to CRIC shareholders for the second quarter of 2011 was $13.4 million, compared to $15.9 million, including a $4.2 million tax refund, for the same quarter of 2010.

•	Non-GAAP net income attributable to CRIC shareholders per diluted American depositary share (“ADS”) for the second quarter was $0.09, compared to $0.11 per diluted ADS for the same quarter of 2010.
First Half 2011 Highlights
•	Total revenues were $99.3 million for the first half of 2011, an increase of 54% compared to the same period of 2010.

•	Non-GAAP income from operations for the first half of 2011 was $21.1 million, flat compared to $21.1 million for the same period of 2010.

•
Non-GAAP net income attributable to CRIC shareholders was $20.4 million, or $0.14 per diluted ADS, for the first half of 2011, compared to $26.2 million, or $0.18 per diluted ADS, for the same period of 2010.

“We are pleased that CRIC was able to achieve consistent growth despite fluctuations in China’s real estate market,” said Xin Zhou, CRIC’s CEO and co-chairman. “The expansion of our online channels and market share gains in major cities helped our online business revenues grow 148% and 116% year-over-year in the first and second quarters of 2011, respectively. For our offline business, we are focusing on the scalable information services business while further diversifying our consulting client base.”

[1]
CRIC uses in this press release the following non-GAAP financial measures: (1) income from operations, (2) net income attributable to CRIC shareholders, and (3) net income attributable to CRIC shareholders per diluted ADS, each of which excludes expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions and loss from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou added, “With the announcement of our expanded cooperation agreement with Baidu in the second quarter, as well as the official launch of our real estate e-commerce business in August 2011, our online business has gained additional growth drivers for future years on top of the already strong organic growth achieved so far. Going forward, we will have a complete set of online products, including content-based online advertisement, search-based online advertisement and e-commerce products, which we can offer to our clients in the real estate industry.”
Bin Laurence, CRIC’s CFO, said, “I am pleased to see that our non-GAAP operating income increased 34% year-over-year in the second quarter. The increase mainly resulted from the maturation and scalability of our existing online business. As our Baidu channels become more mature, we expect our year-over-year operating income growth to continue in the next few quarters.”
Financial Results for the Second Quarter of 2011
Revenues
Second quarter total revenues were $57.2 million in 2011, an increase of 53% from $37.4 million for the same quarter of 2010.
Revenues from online services were $31.0 million, an increase of 116% from $14.3 million for the same quarter of 2010. The increase was mainly due to gains in market share in all major cities after CRIC acquired its online business in October 2009, rapid growth of CRIC’s home-furnishing channel, and the Company’s offering of additional services on the new and expanded online channels, such as the Baidu, Inc. (“Baidu”) real estate channels.
Revenues from information and consulting services were $18.0 million, compared to $18.2 million for the same quarter of 2010. The lack of growth was primarily due to lower land transaction-based consulting fees in the second quarter of 2011 compared to the same quarter of 2010, partly offset by increased revenues from information services.
Revenues from other services, including offline advertising and promotional events, were $8.2 million for the second quarter of 2011, an increase of 70% from $4.9 million for the same quarter of 2010, mainly due to higher levels of demand and activities for the real estate promotional event services in the second quarter of 2011.
Cost of Revenues
Second quarter cost of revenues was $15.0 million in 2011, an increase of 55% from $9.6 million for the same quarter of 2010, primarily due to higher editorial costs associated with the expanded coverage of the Company’s websites, additional expenses associated with the Baidu real estate channels launched in August 2010 and costs associated with the services provided by the real estate promotional event provider acquired in the second quarter of 2010.
Selling, General and Administrative (“SG&A”) Expenses
Second quarter SG&A expenses were $36.8 million in 2011, an increase of 45% from $25.4 million for the same quarter of 2010. The increase in SG&A expenses was primarily due to (1) salary, commission and bonus expenses associated with additional sales and administrative staff, and expenses paid to Baidu for the Company’s online business and (2) salary and bonus expenses associated with additional sales and administrative staff for the Company’s real estate information and consulting business.
Income from Operations
Second quarter income from operations was $5.4 million in 2011, an increase of 129% compared to income of $2.4 million for the same quarter of 2010. Non-GAAP income from operations for the second quarter of 2011 was $15.3 million, an increase of 34% compared to $11.4 million for the same quarter of 2010.

Net Income Attributable to CRIC Shareholders
Net income attributable to CRIC shareholders was $3.1 million for the second quarter of 2011, as compared to net income attributable to CRIC shareholders of $7.5 million for the same quarter of 2010. Non-GAAP net income attributable to CRIC shareholders was $13.4 million for the second quarter of 2011, as compared to non-GAAP net income attributable to CRIC shareholders of $15.9 million in the same quarter of 2010. The decreases were mainly due to the $4.2 million tax refund recognized in the second quarter of 2010.
Financial Results for the First Half of 2011
Revenues
Total revenues for the first half of 2011 were $99.3 million, an increase of 54% from $64.5 million for the same period of 2010.
For the first half of 2011, revenues from online services were $51.5 million, an increase of 128% from $22.6 million for the same period of 2010. The increase was mainly due to gains in market share in all major cities after CRIC acquired its online business in October 2009, rapid growth of CRIC’s home-furnishing channel and the Company’s offering of additional services on the new and expanded online channels, such as the Baidu real estate channels.
For the first half of 2011, revenues from real estate information and consulting services were $36.0 million, compared to $35.6 million for the same period of 2010. The increase in revenues from CRIC’s information services was mostly offset by lower land transaction-based consulting fees recognized in the first half of 2011 compared to the same period of 2010.
For the first half of 2011, revenues from other services, including offline advertising and promotional events, were $11.8 million, an increase of 84% from $6.4 million for the same period of 2010, mostly due to the expansion of real estate promotional event services which started in the second quarter of 2010.
Cost of Revenues
For the first half of 2011, cost of revenues was $25.6 million, an increase of 64% from $15.6 million for the same period of 2010, mainly due to the addition of real estate promotional event services starting from the second quarter of 2010, the addition of Baidu real estate channels starting from the third quarter of 2010 and the Company’s overall business expansion.
SG&A Expenses
For the first half of 2011, SG&A expenses were $71.6 million, an increase of 56% from $45.9 million for the same period of 2010, mainly due to (1) salary, commission and bonus expenses associated with additional sales and administrative staff, and expenses paid to Baidu for the Company’s online business and (2) salary and bonus expenses associated with additional sales and administrative staff for the Company’s real estate information and consulting business.
Income from Operations
Income from operations was $2.1 million for the first half of 2011, compared to $3.1 million for the same period of 2010. Non-GAAP income from operations for the first half of 2011 was $21.1 million, flat compared to $21.1 million for the same period of 2010.

Net Income Attributable to CRIC Shareholders
Net income attributable to CRIC shareholders for the first half of 2011 was $1.7 million, compared to $9.4 million for the same period of 2010. Non-GAAP net income attributable to CRIC shareholders was $20.4 million for the first half of 2011, compared to $26.2 million for the same period of 2010.
Cash and Cash Flow
As of June 30, 2011, the Company had a cash balance of $310.7 million.
Second quarter net cash provided by operating activities was $3.3 million. Non-GAAP net income attributable to CRIC shareholders of $13.4 million, a decrease in prepaid expenses of $2.5 million, an increase in accrued payroll and welfare expenses of $4.4 million and an increase in advance from customers of $3.1 million were partly offset by an increase in accounts receivable of $19.1 million.
Second quarter net cash used in investing activities was $5.9 million. This amount was mainly due to a payment of $3.1 million for investments in affiliates and a payment of $2.0 million for the purchase of property and equipment.
Second quarter net cash used in financing activities was $12.8 million, mainly comprised of $12.9 million cash used to repurchase the Company’s own ADSs.
Business Outlook
CRIC estimates that its total revenues for the third quarter of 2011 will be in the range of $68 million to $70 million, compared to $47.2 million in the same quarter of 2010. Total revenues estimate includes estimated revenues from real estate online services of $40 million to $41 million, compared to $19.1 million in the same quarter of 2010, and estimated revenues from real estate information and consulting services and other services of $28 million to $29 million, compared to $28.1 million in the same quarter of 2010. The above forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
CRIC’s management will host an earnings conference call on August 17, 2011 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-646-254-3515
Hong Kong:	+852-2561-8854
Mainland China:	+86-400-120-0712
Conference ID:	89997056
Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID number to join the call.
A live and archived webcast will be available at http://ir.cric.com.

About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 160 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following non-GAAP financial measures: (1) income from operations, (2) net income attributable to CRIC shareholders and (3) net income attributable to CRIC shareholders per diluted ADS, each of which excludes expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions and loss from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions and loss from the disposal of subsidiaries that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation, amortization of intangible assets resulting from business acquisitions and loss from the disposal of subsidiaries is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China:
Michelle Yuan
Director, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-7369
E-mail: michelleyuan@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: cric@ogilvy.com
In the U.S.:
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: cric@ogilvy.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	June 30,
	2010	2011
ASSETS
Current assets
Cash and cash equivalents	340,720	310,690
Unbilled accounts receivable, net	51,175	64,563
Accounts receivable, net	9,796	20,016
Prepaid expenses and other current assets	22,232	20,663
Amounts due from related parties	5,080	12,461

Total current assets	429,003	428,393
Property and equipment, net	11,177	11,598
Intangible assets, net	182,622	177,925
Goodwill	450,299	450,949
Investment in affiliates	4,444	9,680
Other non-current assets	6,378	10,649

TOTAL ASSETS	1,083,923	1,089,194

LIABILITES AND EQUITY
Current liabilities
Accounts payable	3,300	4,429
Advance from customers	6,455	8,974
Accrued payroll and welfare expenses	9,882	13,099
Income tax payable	16,935	15,425
Other tax payable	5,428	6,306
Amounts due to related parties	2,785	2,215
Other current liabilities	7,731	7,907

Total current liabilities	52,516	58,355
Deferred tax liabilities—non-current	39,969	41,286

Total liabilities	92,485	99,641
Equity
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 143,749,405 and 141,766,322 shares issued and outstanding, as of December 31, 2010 and June 30, 2011, respectively	29	28
Additional paid-in capital	882,429	879,589
Subscription receivables	(98)	(25)
Retained earnings	97,557	94,273
Accumulated other comprehensive income	8,403	12,629

Total CRIC shareholders’ equity	988,320	986,494
Non-controlling interests	3,118	3,059

Total equity	991,438	989,553

TOTAL LIABILITIES AND EQUITY	1,083,923	1,089,194

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2011	2010	2011
Revenues
Online services	14,333	31,017	22,579	51,477
Information and consulting services	18,184	17,970	35,555	36,014
Other services	4,853	8,227	6,406	11,767

	37,370	57,214	64,540	99,258
Cost of revenues	(9,644)	(14,974)	(15,574)	(25,576)
Selling, general and administrative expenses	(25,365)	(36,832)	(45,889)	(71,592)

Income from operations	2,361	5,408	3,077	2,090
Interest income	639	479	734	864
Other income (loss) , net	1,053	(992)	2,380	71

Income before taxes, equity in affiliates	4,053	4,895	6,191	3,025
Income tax benefit (expense)	3,445	(1,338)	2,933	(961)

Income before equity in affiliates	7,498	3,557	9,124	2,064
Loss from equity in affiliates	—	(120)	—	(27)

Net income	7,498	3,437	9,124	2,037
Less: net income (loss) attributable to non-controlling interests	29	314	(294)	343

Net income attributable to CRIC shareholders	7,469	3,123	9,418	1,694

Earnings per share:
Basic	0.05	0.02	0.07	0.01
Diluted	0.05	0.02	0.06	0.01
Shares used in computation:
Basic	143,113,568	142,430,436	143,049,145	143,108,205
Diluted	145,727,236	144,957,270	145,775,585	145,657,092

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.4716 on June 30, 2011 and USD1 = RMB6.5032 for the three months ended June 30, 2011.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	2,361	5,408	3,077	2,090

Share-based compensation expenses	3,931	4,665	7,862	8,549
Amortization expenses of intangible assets resulting from business acquisitions	5,148	5,250	10,210	10,502

Non-GAAP income from operations	11,440	15,323	21,149	21,141

GAAP net income attributable to CRIC shareholders	7,469	3,123	9,418	1,694

Share-based compensation expenses (net of tax and non-controlling interests)	3,931	4,665	7,862	8,549
Amortization expenses of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,453	4,555	8,873	9,109
Loss from the disposal of subsidiaries	—	1,054	—	1,054

Non-GAAP net income attributable to CRIC shareholders	15,853	13,397	26,153	20,406

GAAP net income per ADS — basic	0.05	0.02	0.07	0.01

GAAP net income per ADS — diluted	0.05	0.02	0.06	0.01

Non-GAAP net income per ADS — basic	0.11	0.09	0.18	0.14

Non-GAAP net income per ADS — diluted	0.11	0.09	0.18	0.14

Shares used in calculating basic GAAP / Non-GAAP net income attributable to CRIC shareholders per ADS	143,113,568	142,430,436	143,049,145	143,108,205

Shares used in calculating diluted GAAP / Non-GAAP net income attributable to CRIC shareholders per ADS	145,727,236	144,957,270	145,775,585	145,657,092